Exhibit (a)(5)(I)

PRESS RELEASE

CSL010021	11/23/10

Carlisle Companies Incorporated and Hawk Corporation Announce Early Termination of HSR Waiting Period

CHARLOTTE, NORTH CAROLINA, Nov. 23, 2010 — Carlisle Companies Incorporated (NYSE: CSL), and Hawk Corporation (NYSE Amex: HWK), today jointly announced that their request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to Carlisle’s acquisition of Hawk has been granted. Under the HSR Act, Carlisle’s acquisition of Hawk may not be consummated unless certain filings have been submitted to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and certain waiting period requirements have been satisfied.  Early termination of the HSR waiting period confirms that the applicable HSR Act filing and waiting period requirements with respect to the previously announced tender offer and proposed merger have been satisfied.

On November 1, 2010, HC Corporation, a wholly owned subsidiary of Carlisle, commenced its tender offer to acquire all the outstanding shares of Hawk’s Class A common stock (together with the associated preferred share purchase rights) at a purchase price of $50.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes.  The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, November 30, 2010, unless it is extended. The Hawk board of directors has unanimously recommended that Hawk stockholders accept the tender offer, tender their shares of Hawk Class A common stock in the tender offer, and if necessary, adopt the merger agreement.

Complete terms and conditions of the tender offer are set forth in the offer to purchase, letter of transmittal and other related materials filed with the Securities and Exchange Commission by Carlisle and HC Corporation on November 1, 2010, with the tender offer statement on Schedule TO, as amended.

About Carlisle Companies Incorporated

Carlisle is a diversified global manufacturing company serving the construction materials, commercial roofing, specialty tire and wheel, power transmission, heavy-duty brake and friction, foodservice, aerospace, and test and measurement industries.

About Hawk Corporation

Hawk is a leading supplier of friction products for brakes, clutches and transmissions used in airplanes, trucks, construction and mining equipment, farm equipment, and recreational and performance automotive vehicles.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release is not an offer to purchase or a solicitation of an offer to sell any securities of Hawk Corporation (“Hawk”), nor is it a substitute for the tender offer materials described below and filed by Carlisle Companies Incorporated (“Carlisle”) and Hawk with the Securities and Exchange Commission (the “SEC”) on November 1, 2010, as amended.

Investors and security holders of Hawk are urged to read Carlisle’s offer to purchase filed with the SEC on Schedule TO (as amended, the “Schedule TO”) and Hawk’s solicitation/recommendation statement filed with the SEC on Schedule 14D-9 (as amended, the “Schedule 14D-9”). Hawk stockholders are urged to read these materials carefully as they contain important information, including the terms and conditions of the offer. Hawk stockholders may obtain a free copy of these materials and other documents filed by Carlisle or Hawk with the SEC at the website maintained by the SEC at www.sec.gov. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement may also be obtained for free by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 or toll-free at (800) 659-5550, or by contacting Carlisle at (704) 501-1100.

CONTACT:                               Steven J. Ford

Vice President & Chief Financial Officer

Carlisle Companies Incorporated

(704) 501-1100

http://www.carlisle.com

Ronald E. Weinberg

Chairman & Chief Executive Officer

Hawk Corporation

(216) 861-3553

http://www.hawkcorp.com